As filed with the Securities and Exchange Commission on April 16, 1997.
                                       Registration Statement No. 333-__________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            -------------------------

                         HANDY HARDWARE WHOLESALE, INC.
               (Exact name of Registrant as specified in charter)

         Texas                   8300 Tewantin Drive              74-1381875
(State of Incorporation)        Houston, Texas  77061         (I.R.S. Employer
                                   (713) 644-1495            Identification No.)
                        (Address and telephone number of
                    Registrant's principal executive offices)
                            -------------------------

       James D. Tipton                                         Copy to:
          President                                       Donald W. Brodsky
Handy Hardware Wholesale, Inc.                           Deidre L. Treadwell
      8300 Tewantin Drive                                Jenkens & Gilchrist,
      Houston, Texas 77061                            A Professional Corporation
        (713) 644-1495                                1100 Louisiana, Suite 1800
(Name, address and telephone number                      Houston, Texas  77002
     of agent for service)
                            -------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

         If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [X]

                         CALCULATION OF REGISTRATION FEE

Title of Each Class of                               Proposed Maximum      Proposed Maximum
   Securities to be        Number of Shares to      Offering Price per    Aggregate Offering           Amount of
      Registered              be Registered               Share                  Price              Registration Fee
----------------------     -------------------      ------------------    ------------------        ----------------
Class A Common Stock,
$100 par value                    2,200                   $100.00             $  220,000                 $   66.67
Class B Common Stock,
$100 par value                   20,000                   $100.00             $2,000,000                 $  606.06
Preferred Stock,
$100 par value                   25,000                   $100.00             $2,500,000                 $  757.58
                                 ------                   -------             ----------                 ---------
TOTAL                            47,200                                       $4,720,000                 $1,430.31

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         HANDY HARDWARE WHOLESALE, INC.

                              CROSS-REFERENCE SHEET
                  Between Items of Form S-2 and the Prospectus



Item No.
                                                       Prospectus Caption

1.   Forepart of the Registration Statement
     and Outside Front Cover Page of
     Prospectus.............................      Cover Page

2.   Inside Front and Outside Back Cover
     Pages of Prospectus....................      Available Information; Table
                                                  of Contents

3.   Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges.....      The Company; Ratio of Earnings
                                                  to Combined Fixed Charges and
                                                  Preferred Stock Dividend
                                                  Requirements

4.   Use of Proceeds........................      Cover Page; Use of Proceeds
5.   Determination of Offering Price........      Determination of Offering
                                                  Price

6.   Dilution...............................      Inapplicable

7.   Selling Security Holders...............      Inapplicable

8.   Plan of Distribution...................      Plan of Distribution

9.   Description of Securities to be
     Registered.............................      Description of Capital Stock;
                                                  Dividend Policy

10.  Interests of Named Experts and Counsel.      Inapplicable

11.  Information with Respect to the
     Registrant.............................      The Company; Description of
                                                  Capital Stock; Available
                                                  Information; Incorporation of
                                                  Certain Documents by Reference

12.  Incorporation of Certain Information
     by Reference...........................      Incorporation of Certain
                                                  Documents by Reference

13.  Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities........................      Inapplicable

PROSPECTUS


                         HANDY HARDWARE WHOLESALE, INC.

              2,200 Shares of Class A Common Stock ($100 par value)
             20,000 Shares of Class B Common Stock ($100 par value)
                25,000 Shares of Preferred Stock ($100 par value)


         There is no active trading market for any class of securities of HANDY HARDWARE WHOLESALE, INC. (the "Company" or "Handy Hardware") offered hereby and no market is expected to develop. The securities offered hereby are being offered at their par value of $100 per share. See "Determination of Offering Price." The securities are being offered in a continuous offering period through April 30, 1998, unless extended by the Company.

                                                                     Underwriting Discounts
  Class of Securities                    Price to Public               and Commissions(1)      Proceeds to Company(1)(2)
                                      ------------------------       ---------------------     -------------------------
                                      Per Share       Total          Per Share       Total      Per Share       Total
-----------------------               ---------     ----------       ---------       -----      ---------    ----------
Class A Common Stock                     $100       $  220,000           -0-          -0-         $100       $  220,000
Class B Common Stock                     $100       $2,000,000           -0-          -0-         $100       $2,000,000
Preferred Stock                          $100       $2,500,000           -0-          -0-         $100       $2,500,000

(1) No sales commissions are being charged by the Company, no underwriter has been employed by the Company, and no one will receive a commission in connection with this offering.

(2) Before deduction of expenses payable by the Company estimated at $22,000.


         Only holders of Class A Common Stock have voting rights. Holders of Class B Common Stock and Preferred Stock have no voting rights. The holders of the Preferred Stock have priority over holders of Class A and Class B Common Stock upon liquidation of the Company and are entitled to a cumulative annual dividend as declared by the Board of Directors of the Company of not less than 7% nor more than 20% of the par value of such shares. After payments to the holders of Preferred Stock, the holders of Class A Common Stock and Class B Common Stock would share ratably in the assets of the Company in the event of its liquidation.

         The securities offered hereby are being offered in a continuous offering period through April 30, 1998, unless extended by the Company.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR STATE SECURITIES ADMINISTRATORS NOR HAS THE COMMISSION OR ANY SUCH ADMINISTRATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is May ___ 1997.

                                TABLE OF CONTENTS

                                                                            Page

AVAILABLE INFORMATION..........................................................2
THE COMPANY....................................................................3
THE OFFERING...................................................................3
USE OF PROCEEDS................................................................3
DIVIDEND POLICY................................................................4
DETERMINATION OF OFFERING PRICE................................................4
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
  AND PREFERRED STOCK DIVIDEND REQUIREMENTS....................................5
PLAN OF DISTRIBUTION...........................................................6
DESCRIPTION OF CAPITAL STOCK...................................................8
SUMMARY OF DEALER CONTRACT.....................................................9
LEGAL MATTERS..................................................................9
EXPERTS........................................................................9
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................10
                              --------------------

         No person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer made by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer of any securities other than the registered securities to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of the Prospectus nor sale hereunder shall create an implication that there has been no change in the affairs of the Company since the date hereof.


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Company has delivered to each purchaser of the securities offered hereby a complete and legible copy of the Company's most recent annual report on Form 10-K and will deliver its most recent quarterly report on Form 10-Q.

         The Company has filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Registration Statement, reference is hereby made to the Registration Statement and the exhibits thereto. Copies of the Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon payment of the charges prescribed by the Commission.

                                   THE COMPANY

         Handy Hardware was formed by 13 independent hardware dealers in 1961 for the purpose of providing warehouse facilities and centralized purchasing services that would allow interested independent hardware dealers ("Member-Dealers") to compete more effectively in areas of price and service. The Company sells merchandise to its Member-Dealers at its cost plus a markup charge, resulting generally in a lower price than the Member-Dealers could have obtained on their own. The Company is owned entirely by its Member-Dealers (and former Member-Dealers who have not sold their shares back to the Company) and is operated for the benefit of those dealers. As of April 1, 1997, the Company had 937 active Member-Dealers. The Company utilizes a central warehouse and office facility located in Houston, Texas, and maintains a fleet of 39 trailers owned by the Company and 43 leased power units and trailers which are used for merchandise delivery. At the date of this Prospectus, all of Handy Hardware's Member-Dealers were located in Texas, Louisiana, Mississippi, Alabama, Florida, Oklahoma, Arkansas, Mexico and Central America. For a more detailed description of the Company's business and operations, see Items 1 and 2 on pages 1-7 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

         The Company's executive offices are located at 8300 Tewantin Drive, Houston, Texas 77061, and its telephone number is (713) 644-1495.


                                  THE OFFERING

Securities offered.....................     2,200 shares of Class A Common Stock
                                                    ($100 par value)
                                           20,000 shares of Class B Common Stock
                                                    ($100 par value)
                                           25,000 shares of Preferred Stock
                                                    ($100 par value)

Price of each share offered............   $100.00

Use of proceeds........................   Expansion of inventory and purchase of
                                                    equipment


                                 USE OF PROCEEDS

         The shares of capital stock of the Company offered hereby and remaining available for sale are projected to be sold over a period of one year (unless extended by the Company) on a monthly basis, beginning in May 1997. The gross proceeds to the Company from the sale of the securities offered hereby is $4,720,000, (before deduction of expenses of the offering, and without taking into account any amounts paid to repurchase shares of capital stock of the Company during this period). This estimate is based upon two assumptions: (1) continuation of the current policy of stock purchases being made in amounts equal to 2% of warehouse purchases; and (2) warehouse purchases for 1997 and beyond remaining at the same levels as in 1996. The Company expects to utilize proceeds from the offering in the following manner and priority order based upon anticipated budgets and capital expenditures for 1997: approximately $4,060,000 would be used for expansion of inventory, $150,000 for upgrading computer equipment, $350,000 for expansion and upgrading of warehouse equipment, $60,000 to upgrade company cars, $25,000 for upgrading office equipment and $75,000 for upgrading catalog equipment. If gross proceeds of the offering are less than $4,720,000, the Company will use working capital as required to provide the necessary level of funding of the above-mentioned projects.

          See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained on pages 9-12 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

                                 DIVIDEND POLICY

         One of the goals of the Company is to provide its Member-Dealers with quality merchandise at a low cost, together with services that will increase the profit of the individual Member-Dealers as opposed to the profits of the Company. For this reason, the Company has attempted to keep its net income as a percentage of sales (and thus the funds that would be available for the payment of dividends) relatively constant from year to year. It is the present policy of the Company's Board of Directors to retain all earnings not needed for Preferred Stock dividends to finance the development and growth of the Company's business. The Company has not declared or paid a cash dividend on either class of its Common Stock since its inception and does not anticipate doing so in the foreseeable future. The Company's future dividend policy with respect to Preferred Stock will depend upon its earnings, capital requirements, financial condition and other relevant factors.

         The Company is required by its Articles of Incorporation to pay a dividend on its outstanding shares of Preferred Stock of not less than 7% and not more than 20% of the par value of such shares each year, the exact rate to be determined by the Board of Directors. The record date for payment of dividends on Preferred Stock is January 31 of each year and only shareholders of record on that date are eligible to receive the dividend. In February of each year listed below the Board of Directors has declared such a dividend, which was paid in the following month, at the percentages of par value indicated:

                                   1997 -- 13%
                                   1996 -- 12%
                                   1995 -- 10%
                                   1994 -- 12%
                                   1993 -- 15%


                         DETERMINATION OF OFFERING PRICE

         The offering price of $100 per share for the shares offered hereby is equal to the par value of the stock, the price at which the Company always has sold its shares. To the knowledge of the Company the only secondary trading in the securities of the Company has been the transfer of Preferred Stock to certain affiliates of its Member-Dealers and the repurchase of shares from retiring Member-Dealers by the Company at a price of $100 per share. For more information regarding the repurchase program, see "Plan of Distribution - Repurchases From Overinvested Member-Dealers" below. There is no assurance that the Company will continue to repurchase shares from retiring Member-Dealers in the future, or if repurchases are made, that the repurchase price will be $100 per share. For more information regarding the market for the Company's shares, see "Market for Registrant's Common Equity and Related Stockholder Matters" on page 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

                   RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS

         The ratio of earnings to combined fixed charges and preferred stock dividend requirements of the Company for each of the last five fiscal years is as follows:

                                                                           Year Ended December 31,
                                                     ----------------------------------------------------------------------
                                                        1996           1995          1994            1993           1992
                                                     ----------     ----------    ----------       ----------    ----------
EARNINGS(1)

Pretax Income                                        $1,857,326     $1,568,634    $  887,785       $  766,101    $  617,215
  Plus: Fixed Charges                                   333,464        338,758       352,012          409,074       409,188
                                                     ----------     ----------    ----------       ----------    ----------
         TOTAL EARNINGS                              $2,190,790     $1,907,392    $1,239,797       $1,175,175    $1,026,403
                                                     ==========     ==========    ==========       ==========    ==========

FIXED CHARGES(2)

Interest Expense                                        172,483        236,743       248,746          272,478       318,964
Rental Expense                                          160,981        102,015       103,266          101,596        87,724
Amortization of Debt Expense                                -0-            -0-           -0-           35,000         2,500
                                                     ----------     ----------    ----------       ----------    ----------
         TOTAL FIXED CHARGES                            333,464        338,758       352,012         409,074        409,188

PREFERRED DIVIDEND REQUIREMENTS(3)                      792,352        617,162       685,397          771,611       704,237
                                                     ----------     ----------    ----------       ----------    ----------

TOTAL FIXED CHARGES AND PREFERRED
   DIVIDEND REQUIREMENTS                             $1,125,816     $  955,920    $1,037,409       $1,180,685    $1,113,425
                                                     ==========     ==========    ==========       ==========    ==========

RATIO OF EARNINGS TO COMBINED FIXED
   CHARGES AND PREFERRED DIVIDEND                          1.95           2.00          1.19              .99           .92
                                                     ==========     ==========    ==========       ==========    ==========
   REQUIREMENTS
Coverage Deficiency                                                                                $    5,510    $   87,022
                                                                                                   ==========    ==========

--------------
(1) "Earnings" include pretax income from continuing operations, to which has been added back fixed charges.

(2) "Fixed charges" include interest expense, rental expense representative of an interest factor, and amortization of debt expense.

(3) "Preferred dividend requirements" constitute the amount of pre-tax earnings required to cover, after taxes, the dividends paid on all issued and outstanding shares of Preferred Stock of the Company.


         For the fiscal years 1993 and 1992 earnings were inadequate to cover fixed charges and Preferred Stock dividends, and the coverage deficiencies were $5,510, and $87,022, respectively. For the fiscal years 1996, 1995 and 1994, earnings exceeded fixed charges and preferred stock dividends. Fixed charges and Preferred Stock dividends were paid from working capital in fiscal years 1993 and 1992, which would be the source for payment of fixed charges and/or dividends if future coverage deficiencies occur.

                              PLAN OF DISTRIBUTION

         The shares of Class A Common Stock, Class B Common Stock and Preferred Stock offered hereby will be sold only to Member-Dealers of the Company. Each of the Company's Member-Dealers is an independent hardware store that has entered into a contract with the Company in order that it might buy some or all of its merchandise through the Company. Prior to becoming a new Member-Dealer of the Company, the independent hardware store enters into a Dealer Contract ("Dealer Contract") and a Stock Subscription Agreement. Pursuant to these agreements, each Member-Dealer agrees to make a fixed initial purchase of Class A Common Stock followed by periodic purchases of Class B Common Stock and Preferred Stock. At the time this Prospectus is delivered, it will be accompanied by a Dealer Contract and a Stock Subscription Agreement if the investor is not already a Member-Dealer and has not previously executed a Dealer Contract and a Stock Subscription Agreement or if such investor is already a Member-Dealer but has opened a new store that will also be a Member-Dealer.

Purchase of Class A Common Stock

         At the time the investor becomes a Member-Dealer, he is required to purchase, in cash, 10 shares of Class A Common Stock at $100 per share.

Purchases of Class B Common Stock and Preferred Stock

         General. In approximately March of each fiscal year, the Company calculates a minimum desired level of stock ownership for each Member-Dealer ("Desired Stock Ownership"), based on (i) the dollar amount of Class A Common Stock, Class B Common Stock and Preferred Stock owned by the Member-Dealer as of December 31 of the preceding fiscal year ("Actual Stock Ownership") and (ii) the Member-Dealer's total purchases of merchandise from the Company during that preceding fiscal year ("Total Purchases"). The minimum Desired Stock Ownership for a Member-Dealer is $10,000. If the Member-Dealer's Actual Stock Ownership is less than his Desired Stock Ownership, then throughout the period from April 1 of the current fiscal year to March 31 of the following fiscal year the Company will collect funds from the Member-Dealer for the purchase of additional Class B Common Stock and Preferred Stock ("Purchase Funds").

         Calculation of Desired Stock Ownership. Each Member-Dealer's Desired Stock Ownership is calculated as set forth in the following table:

  Actual Stock
   Ownership                                 Desired Stock Ownership(1)
-------------------              -----------------------------------------------
$1 to $31,249                        $1.00 for every $8.00 of Total Purchases
$31,250 to $56,249                   $1.00 for every $8.00 of Total Purchases
                                        from $1 to $250,000
                                 +   $1.00 for every $10.00 of Total Purchases
                                        over $250,000
$56,250 to $74,999                   $1.00 for every $8.00 of Total Purchases
                                        from $1 to $250,000
                                 +   $1.00 for every $10.00 of Total Purchases
                                        from $250,000 to $500,000
                                 +   $1.00 for every $13.33 of Total Purchases
                                        over $500,000
$75,000 to $87,499                   $1.00 for every $8.00 of Total Purchases
                                        from $1 to $250,000
                                 +   $1.00 for every $10.00 of Total Purchases
                                        from $250,000 to $500,000
                                 +   $1.00 for every $13.33 of Total Purchases
                                        from $500,000 to $750,000
                                 +   $1.00 for every $20.00 of Total Purchases
                                        over $750,000
$87,500 and above                    $1.00 for every $8.00 of Total Purchases
                                        from $1 to $250,000
                                 +   $1.00 for every $10.00 of Total Purchases
                                        from $250,000 to $500,000
                                 +   $1.00 for every $13.33 of Total Purchases
                                        from $500,000 to $750,000
                                 +   $1.00 for every $20.00 of Total Purchases
                                        from $750,000 to $1,000,000
                                 +   $1.00 for every $40.00 of Total Purchases
                                        over $1,000,000

--------------
(1) The minimum Desired Stock Ownership is $10,000. In each case "Total Purchases" are measured as of the end of the immediately preceding fiscal year.

    Example.

    In March 1997, the Company calculates that as of December 31, 1996, a Member-Dealer's Actual Stock Ownership was $32,000 and his Total Purchases during 1996 were $300,000. The Member-Dealer's Desired Stock Ownership will be $36,250 ($1.00 for each $8.00 of the first $250,000 of Total Purchases [$31,250] plus $1.00 for each $10.00 of the next $50,000 of Total Purchases [$5,000]). Because the Member-Dealer's Actual Stock Ownership is less than his Desired Stock Ownership, the Company will collect Purchase Funds throughout the period from April 1, 1997 to March 31, 1998 for the purchase of additional Class B Common Stock and Preferred Stock.

           Collection of Purchase Funds. Each Member-Dealer receives from the Company a semi-monthly statement of the Total Purchases made by the
Member-Dealer during the covered billing period. Total Purchases include purchases of inventory from the Company's warehouse ("Warehouse Purchases") and purchases of inventory by the Member-Dealer directly from the manufacturer which are billed through the Company. If the Company has determined that Purchase Funds are to be collected from a Member-Dealer for a particular April 1 to March 31 period, then each statement sent to that Member-Dealer during that period will contain an additional charge for Purchase Funds, in an amount equal to two percent (2%) of the Warehouse Purchases invoiced on the statement.1 The Company will continue to collect Purchase Funds throughout the April 1 to March 31 period, even though the Member-Dealer attains his Desired Stock Ownership during the course of the period. On a monthly basis, the Company reviews the amount of unexpended Purchase Funds then being held for each Member-Dealer. If a Member-Dealer has unexpended Purchase Funds in an amount of at least $2,000, the Company applies $2,000 to the purchase of 10 shares of Class B Common Stock and 10 shares of Preferred Stock at $100 per share.

           Overinvested Member-Dealers. If at the end of any fiscal year a Member-Dealer's Actual Stock Ownership exceeds his Desired Stock Ownership (an "Overinvested Member-Dealer"), he will not be required to pay any Purchase Funds during the following April 1 to March 31 period. An Overinvested Member-Dealer may voluntarily continue to make additional purchases of Class B Common Stock and Preferred Stock by paying Purchase Funds to the Company in amounts equal to 2% of Warehouse Purchases.

           Repurchases from Overinvested Member-Dealers. Since 1991 the Company has repurchased certain shares of Class B Common Stock and Preferred Stock from Overinvested Member-Dealers whose Actual Stock Ownership exceeded their Desired Stock Ownership by $4,000 or more. The amount eligible for repurchase from each Overinvested Member-Dealer in each year has been equal to one-fourth of the excess amount, equally divided between shares of Class B Common Stock and Preferred Stock. The repurchases have been made at the full initial sale price of $100 per share. In 1996, approximately 10% of the shares eligible for repurchase from Overinvested Member-Dealers were submitted for repurchase, for which the Company expended $16,825. The Company currently intends, but is not required, to repurchase from Overinvested Member-Dealers their entire overinvested amounts. The Company's ability to conduct such repurchases, however, will depend upon the Company's future results of operations, liquidity, capital needs and other financial factors. Accordingly, there can be no assurance that repurchases will take place in the future, or if so, in what amounts or over what time periods.

Affiliated Member-Dealers

    If one or more individuals who control an existing Member-Dealer open a new store which will also be a Member-Dealer, the new Member-Dealer is required to make an initial purchase of 10 shares of Preferred Stock rather than 10 shares of Class A Common Stock. In all other respects, however, the Company will treat the new Member-Dealer as an entirely separate entity for purposes of determining required stock purchases. The Company will calculate a separate Desired Stock Ownership for the new Member-Dealer and will maintain a separate account for Purchase Funds paid by the new Member-Dealer.

--------------
     1 The Subscription Agreement entitles the Company to collect 2% of Total Purchases as Purchase Funds. At present, however, the board of directors has determined to collect 2% of Warehouse Purchases only.

Manner of Offering

    The securities offered hereby will be sold only in the states of Texas, Louisiana, Mississippi, Alabama, Florida, Oklahoma and Arkansas, as well as in Mexico and Central America, through employees of the Company who are licensed to sell securities in those states or are exempt from licensing requirements. No underwriter will be used in connection with this offering. No sales commissions will be charged or paid by the Company and no discounts will be allowed.


                          DESCRIPTION OF CAPITAL STOCK

    The Company is authorized by its Articles of Incorporation to issue 20,000 shares of Class A Common Stock, par value $100 per share, 100,000 shares of Class B Common Stock, par value $100 per share, and 100,000 shares of Preferred Stock, par value $100 per share.

Class A Common Stock and Class B Common Stock

    The holders of Class A Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. In accordance with the bylaws of the Company, nine directors are to be elected for three-year terms, and three of such directors are elected at each annual meeting of shareholders. The tenth director of the Company, who serves as President of the Company, is elected for a one-year term at each annual meeting of shareholders. Holders of Class A Common Stock must be engaged in the retail sale of goods and merchandise, and may not be issued or retain more than 10 shares of Class A Common Stock at any time. The holders of Class B Common Stock are not entitled to vote on matters submitted to a vote of shareholders except as specifically provided by Texas law.

    Shares of Class A and Class B Common Stock are neither redeemable nor convertible, and the holders of Class A and Class B Common Stock have no preemptive rights to purchase any securities of the Company. Subject to the prior rights of holders of Preferred Stock, holders of Class A and Class B Common Stock are entitled to receive such dividends as may be lawfully declared by the Board of Directors and paid by the Company and, in the event of liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and a liquidation preference of $100 per share payable to holders of the Preferred Stock. All outstanding shares of Class A and Class B Common Stock of the Company are, and the shares of Class A and Class B Common Stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable. As of March 25, 1997, there were 833 holders of record of Class A Common Stock and 701 holders of record of Class B Common Stock.

    Holders of Class A Common Stock may not sell those shares to a third party without first offering to sell them back to the Company. There are no specific restrictions on the transfer of the Company's Class B Common Stock; however, all shares of Class A and Class B Common Stock are, to the best knowledge of the Company, owned by Member-Dealers or former Member-Dealers of the Company.

Preferred Stock

    The holders of Preferred Stock are entitled to cumulative dividends of not less than 7% per year nor more than 20% per year of the par value ($100.00 per share) of the shares of Preferred Stock, as fixed by the Board of Directors. The Preferred Stock has a liquidation value of $100 per share. The holders of Preferred Stock are not entitled to vote on matters submitted to a vote of shareholders except as specifically provided by Texas law. The shares of Preferred Stock are not convertible, but are subject to redemption (at the option of the Company) by vote of the Company's Board of Directors, in exchange for $100 per share and all accrued unpaid dividends. The Company has no obligation to redeem the Preferred Stock or provide for a sinking fund for the redemption of such shares.

    There are no specific restrictions on the transfer of the Preferred Stock; however, all shares of Preferred Stock are, to the best knowledge of the Company, owned by Member-Dealers or former Member-Dealers of the Company or affiliates of Member-Dealers. As of March 25, 1997, there were 752 holders of record of Preferred Stock.

                           SUMMARY OF DEALER CONTRACT

    The following is a summary of certain terms and conditions of the Dealer Contract which each independent dealer must enter into prior to becoming a Member-Dealer. All such information is qualified by reference to the forms of Dealer Contract delivered to each investor prior to or contemporaneously with the delivery of this Prospectus.

    Under each Dealer Contract, the Company agrees to sell merchandise and furnish services to the Member-Dealer at its laid in price (purchase price as adjusted for freight costs), plus a mark-up to be set by the Company. The merchandise sold by the Company to the Member-Dealers is f.o.b. the Company's warehouse. The Dealer Contract provides that merchandise will be delivered by the Company's trucks or common carrier, with charges to be set by the Company. The Company also agrees in each Dealer Contract to permit the Member-Dealer the use of the trade name "Handy Hardware Store" and to furnish to the Member-Dealer signs, a general catalog and other materials for the Member-Dealer's operation as a Handy Hardware Store.

    Each Dealer Contract contains the agreement of the Member-Dealer to purchase shares of the Company's securities in the manner set forth in a Stock Subscription Agreement to be entered into between the Company and the Member-Dealer. The Member-Dealer further agrees to pay an initial service charge (currently set at $200) to defray in part the costs of establishing the new account. In addition, the Member-Dealer agrees to maintain in confidence all materials disclosed by the Company and, upon termination of the agreement, to return all materials furnished by the Company. Member-Dealers also agree to pay all invoices when due and to participate actively as a Company Member-Dealer. Nothing in the Dealer Contract, however, is to be construed as placing a minimum purchase requirement on the Member-Dealer in order to remain a Member-Dealer. The Dealer Contract is cancelable by either party upon 60 days notice to the other party.


                                  LEGAL MATTERS

    Certain legal matters in connection with the securities offered hereby are being passed upon for the Company by Jenkens & Gilchrist, A Professional Corporation, Houston, Texas.


                                     EXPERTS

    The financial statements of the Company and its subsidiaries included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been examined by Clyde D. Thomas & Company, independent public accountants, as stated in their opinion incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance upon such report and upon the authority of that firm as experts in accounting and auditing.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated herein by reference:

(1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, which was delivered to the shareholders of the Company as the Annual Report to Shareholders pursuant to Rule 14a-3 promulgated under the Exchange Act;

(2) the Company's most recent Quarterly Report on Form 10-Q, from the date filed; and

(3) all other reports filed by the Company with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (1) above.

         This Prospectus is accompanied by copies of document (1) listed above.

         Any statement contained in a previously filed document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any accompanying Prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                     PART II


Item 14.          Other Expenses of Issuance and Distribution.

         The estimated expenses payable by the Company in connection with the issuance and distribution of the securities to be registered and offered hereby are as follows:


SEC registration fee                               $  1,430
Printing expense                                        570
Legal fees and expenses                              10,500
Blue sky fees and expenses                            7,500
Accounting fees and expenses                          2,000
                                                   --------
TOTAL                                              $ 22,000
                                                   ========

Item 15.          Indemnification of Directors and Officers.

         Article 2.02-1 of the Texas Business Corporation Act provides that a corporation may indemnify its officers, directors, employees and agents for expenses and costs incurred in certain proceedings arising out of actions taken in their official capacity only if such persons were acting in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except in relation to matters in which they have been found liable (i) to the corporation, or (ii) on the basis that personal benefit was improperly received regardless of whether or not the benefit resulted from action taken in their official capacity. In the case of any criminal proceeding, such persons must also have had no reasonable cause to believe such conduct was unlawful. Article 2.02-1 further provides that a corporation shall indemnify its officers and directors against reasonable expenses incurred in connection with proceedings arising out of actions taken in their official capacity in which such persons have been wholly successful, on the merits or otherwise, in the defense of such actions.

Item 16.          Exhibits.

         The following is a list of exhibits filed as part of this Registration Statement.

Exhibit
Number

                  4.1 Specimen copy of certificate representing Class A Common Stock. (Filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1983, and incorporated herein by reference.)

                  4.2 Specimen copy of certificate representing Class B Common Stock. (Filed as Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1983, and incorporated herein by reference.)

                  4.3 Specimen copy of certificate representing Preferred Stock. (Filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1983, and incorporated herein by reference.)

                  4.4 Form of Subscription to Shares of Handy Hardware Wholesale, Inc. for Class A Common Stock, Class B Common Stock and Preferred Stock. (Filed as Exhibit
                           4.4 to this Registration Statement as originally filed on May 5, 1994, and incorporated herein by reference.)

         (1)      5.1      Opinion  of  Jenkens  &  Gilchrist,   A  Professional
                           Corporation.

         (2)      10.1     Employment Agreement as amended, between Handy
                           Hardware Wholesale, Inc. and James D. Tipton. (Filed as Exhibit 10.1 to the Company's Annual Report on
                           Form 10-K for the year ended December 31, 1983, and incorporated herein by reference.)

         (2)      10.2     Second Amendment to the Employment Agreement, as
                           amended, between Handy Hardware Wholesale, Inc. and
                           James D. Tipton dated July 19, 1985.  (Filed as
                           Exhibit 10.2 to the Company's Annual Report on Form
                           10-K for the year ended December 31, 1985, and incorporated herein by reference.)

         (2)      10.3     Third Amendment to the Employment Agreement, as
                           amended, between Handy Hardware Wholesale, Inc. and
                           James D.  Tipton dated December 16, 1988.  (Filed as
                           Exhibit 10.3 to the Company's Annual Report on Form
                           10-K for the year ended December 31, 1988, and incorporated herein by reference.)

         (2)      10.4     Fourth Amendment to the Employment Agreement, as
                           amended, between Handy Hardware Wholesale, Inc. and
                           James D. Tipton dated September 20, 1991.  (Filed as
                           Exhibit 10.4 to the Company's Annual Report on Form
                           10-K for the year ended December 31, 1991, and incorporated herein by reference.)

         (2)      10.5     Fifth Amendment to the Employment Agreement, as
                           amended, between Handy Hardware Wholesale, Inc. and
                           James D. Tipton dated September 7, 1993.  (Filed as
                           Exhibit 10.8 to the Company's Annual Report on Form
                           10-K for the year ended December 31, 1993, and incorporated herein by reference.)

                  10.6 Split-Dollar Agreement dated November 13, 1991 between the Company and James D. Tipton. (Filed as
                           Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, and incorporated herein by reference.)

                  10.7 Form of Dealer Contract (Alabama, Arkansas, Florida, Louisiana, Oklahoma and Texas). (Filed as Exhibit
                           10.7 to this Registration Statement as originally filed on May 5, 1994, and incorporated herein by reference.)

                  10.8     Form of Dealer Contract (Mississippi).  (Filed as
                           Exhibit 10.8 to this Registration Statement as originally filed on May 5, 1994, and incorporated herein by reference.)

                  10.9 Amendment and Restatement of Credit Agreement dated April 30, 1996, between Texas Commerce Bank, N.A., and Handy Hardware Wholesale, Inc. (Filed as Exhibit
                           10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference.)

         (2)      10.11    Sixth Amendment to the Employment Agreement, as
                           amended, between Handy Hardware Wholesale, Inc. and
                           James D. Tipton dated November 14, 1995.  (Filed as
                           Exhibit 10.11 to the Company's Annual Report on Form
                           10-K for the year ended December 31, 1995, and incorporated herein by reference.)

         (2)      10.12    Seventh Amendment to the Employment Agreement, as
                           amended between Handy Hardware Wholesale, Inc. and
                           James D. Tipton dated September 30, 1996.  (Filed as
                           Exhibit 10.12 to the Company's Annual Report on Form
                           10-K for the year ended December 31, 1996, and incorporated herein by reference)

                  11.1 Statement re computation of per share earnings (Filed as Exhibit 11.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.)

                  12.1 Statements re computation of ratios (omitted because sufficiently described in this Registration Statement under "Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements" in the Prospectus).

                  13.1 Annual Report to Security Holders (incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 as previously filed with the Commission).

         (1)      23.1     Consent of Clyde D. Thomas & Company.

         (1)      23.2     Consent of Jenkens & Gilchrist, A Professional
                           Corporation (contained in their opinion filed as Exhibit 5.1 hereto).


--------------
(1)      Filed herewith.
(2)      Management Contract


Item 17.          Undertakings.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1993, as amended (the "1933 Act");

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (iii) To include any  material  information  with  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the 1933 Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the 1934 Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) To deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirement of Rule 14a-3 or Rule 14c-3 under the 1934 Act; and, where interim financial information required to be present by
Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report on Form 10-Q that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Handy Hardware Wholesale, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas on April 7, 1997.

                                          HANDY HARDWARE WHOLESALE, INC.


                                          /s/ James D. Tipton
                                          --------------------------------------
                                          James D. Tipton
                                          President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints James D. Tipton his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.


   Signature                             Title                        Date
-----------------------------     --------------------------     ---------------
                                  President, Chief Executive     April 7, 1997
/s/ James D. Tipton               Officer and Director
-----------------------------
James D. Tipton

                                  Chief Financial and            April 4, 1997
/s/ Tina S. Kirbie                Accounting Officer
-----------------------------
Tina S. Kirbie


/s/ Weldon D. Bailey              Director                       April 14, 1997
-----------------------------
Weldon D. Bailey


/s/ Norman J. Bering, II          Director                       April 7, 1997
-----------------------------
Norman J. Bering, II


/s/ Susie Bracht-Black            Director                       April 7, 1997
-----------------------------
Susie Bracht-Black


/s/ Virgil H. Cox                 Director                       April 11, 1997
-----------------------------
Virgil H. Cox

/s/ Samuel J. Dyson               Director                       April 7, 1997
-----------------------------
Samuel J. Dyson


/s/ Robert L. Eilers              Director                       April 7, 1997
-----------------------------
Robert L. Eilers


/s/ Phil M. Grothues              Director                       April 7, 1997
-----------------------------
Phil M. Grothues


/s/ Larry Ward                    Director                       April 7, 1997
-----------------------------
Larry Ward


/s/ Leroy Wellborn                Director                       April 7, 1997
-----------------------------
Leroy Wellborn

                                  Exhibit 5.1

                                   Opinion of
                Jenkens & Gilchrist, A Professional Corporation

                              Jenkens & Gilchrist
                           A Professional Corporation
                           1100 Louisiana, Suite 1800
                              Houston, Texas 77002

                                 (713) 951-3341



                                 April 16, 1997


Handy Hardware Wholesale, Inc.
8300 Tewantin Drive
Houston, Texas 77061

         Re: Opinion as to legality of certain securities of Handy Hardware Wholesale, Inc.

Gentlemen:

         We have acted as counsel to Handy Hardware Wholesale, Inc., a Texas corporation (the "Company"), in connection with the filing under the Securities Act of 1933, as amended, of a Registration Statement on Form S-2 (the "Registration Statement") covering 2,200 shares of Class A Common Stock, 20,000 shares of Class B Common Stock, and 25,000 shares of Preferred Stock (collectively, the "Shares"). The terms and conditions of the offering of the Shares are described in the Prospectus contained in the Registration Statement.

         We have examined (i) the Registration Statement, (ii) the Articles of Incorporation of the Company, as amended, and the bylaws and corporate proceedings of the Company, and (iii) such other records, documents, opinions and instruments as in our judgment are necessary or appropriate to enable us to render this opinion. We have made such legal and factual determinations as we have deemed relevant.

         Based  upon  the   foregoing,   and   having   regard  for  such  legal
considerations as we deem relevant, we are of the opinion that the Shares are duly authorized, and when issued to and paid for by the purchasers thereof, will be validly issued, fully paid and non-assessable securities of the Company.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to reference being made to our firm in the Prospectus contained therein. We also consent to the filing of this opinion with state securities officials in connection with the registration of the Shares under applicable state securities laws.

                                                     Very truly yours,

                                                     JENKENS & GILCHRIST,
                                                     a Professional Corporation



                                                     By: /s/ Donald W. Brodsky
                                                        ------------------------
                                                        Donald W. Brodsky
                                                        Authorized Signatory

DWB/at

                                  EXHIBIT 12.1

                       STATEMENT RE COMPUTATION OF RATIOS


         Omitted because  sufficiently  described in the Prospectus under "Ratio
of  Earnings  to  Combined   Fixed   Charges  and   Preferred   Stock   Dividend
Requirements".

                                  Exhibit 23.1


                      Consent of Clyde D. Thomas & Company

                     CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS


         We consent to the incorporation by reference herein of our report included in Handy Hardware Wholesale, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996, and the reference to our firm under the heading "Experts" in the Prospectus.




                                                 /s/  Clyde D. Thomas & Company
                                                 -------------------------------
                                                 CLYDE D. THOMAS & COMPANY
                                                 Certified Public Accountants


February 28, 1997